Exhibit 99.1

FOR IMMEDIATE RELEASE:

Gazit Globe Reports its Results for the Third Quarter 2018

Improvement in All Operational Parameters in the Period

Same property NOI growth of 2.3% compared to the same period in 2017; Occupancy increased to 96.5%, a 1.2% increase compared to September 30, 2017; FFO per share (excluding Regency) increased approx. 18.7% compared to the same quarter in 2017; Same property sales in Israel and Brazil rose 3.5% and 9.7% respectively in the period

TEL-AVIV, ISRAEL; November 20, 2018 – Gazit Globe (NYSE/TASE: GZT), a leading global real estate company focused on the ownership, management and development of retail and mixed use properties in urban markets, announced today its financial results for the third quarter and nine months (“Period”) ended September 30, 2018.

Same Property NOI growth in the period of 2.3% compared to same period in 2017.

* Same Property NOI in Northern Europe, Citycon, excluding Iso Omena, Helsinki, Finland, decreased by 0.7%.

Proportionate NOI (excluding Regency, including First Capital) in the quarter increased approx. 0.5% compared to the same quarter in 2017.	Proportionate NOI (excluding Regency, including First Capital) in the period increased approx. 3.9% compared to the same period in 2017.

Occupancy increased to 96.5%, a 1.2% increase compared to September 30, 2017.

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During the period, the Company fully realized its investment in Regency Centers by divesting its remaining shares for approximately of NIS 4 billion. The decrease in FFO due to the sale of Regency shares is mostly offset by the increase in FFO from the Company’s private subsidiaries and the reduction in G&A expenses:

FFO in the quarter increased approx. 16.4% (excluding Regency). Economic FFO* decreased approx. 7.0% compared to the same quarter in 2017 mainly due to the sale of Regency Shares.	FFO per share in the quarter increased approx. 18.7% (excluding Regency). Economic FFO* decreased approx. 5.3% compared to the same quarter in 2017 mainly due to the sale of Regency Shares).

FFO in the period increased approx. 11.5% (excluding Regency). Economic FFO* decreased 3.6% compared to the same period in 2017 mainly due to the sale of Regency.	FFO per share in the period increased approx. 12.9% in (excluding Regency). Economic FFO* decreased approx. 2.6% compared to the same period in 2017 mainly due to the sale of Regency.

(*) Economic FFO is presented based on management approach and EPRA, and includes Gazit’s proportionate share in Regency’s FFO which were disposed in the period.

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Net Debt to Total Assets (LTV) (Expanded Solo) increased approx. 1.8% due to the depreciation of the BRL in the period (which has appreciated by approx. 9.9% since the date of publication), loss from early repayments of debentures, tax payments due to the sale of Regency shares, and recent acquisitions.

Net Debt to Total Assets (LTV) (Consolidated).

* Pro Forma- Net Debt to Total Assets (LTV) (Expanded Solo) as of September 30, 2018 calculated based on the currencies exchange rate at the publication date and excluding the loss from early repayment of debentures.

Shareholder’s Equity in the period decreased by approx. NIS 896 million (US$ 247 million) mainly due to the devaluation of Regency share price (which were fully disposed in the period) and the devaluation of the BRL against the NIS, which has appreciated by approx. 9.9% since the date of publication.	Shareholder’s Equity per Share in the period decreased by NIS 4.3 per share mainly due to the devaluation of Regency share price (which were fully disposed in the period) and the devaluation of the BRL against the NIS, which has appreciated by approx. 9.9% since the date of publication.

* Pro Forma – Shareholder’s Equity and Shareholder’s Equity per share as of September 30, 2018 calculated based on the currencies exchange rate at the date of publication (mainly due to the appreciation of the BRL) and excluding the loss from early repayment of debentures.

Chaim Katzman, Founder and CEO Commented: “The Company delivered continued improvements to its operating results through higher occupancy, consistent rent increases, and increases in same property sales. We continued the execution of our strategy to increase the share of directly held real estate by divesting non-core assets and investing in assets in major urban markets, which we believe will outperform over time. Year to date, the Company refinanced an aggregate amount of more than NIS 2 billion of short-term debentures through repayments and repurchases of debentures which bear an average interest of 5.5% with long term debentures which bear an interest of 2.78%, resulting financial costs savings of NIS 40 million annually while increasing our weighted average loan maturity from 4.1 years to 4.6 years. We maintain a high liquidity level, and as of September 30, 2018, the Company and its wholly owned subsidiaries had cash and unutilized credit facilities of approximately NIS 4 billion and NIS 5.1 billion of unencumbered assets.”

Highlights

●	The Company continued its execution of its strategy to increase the share of its directly held real estate and invest in mixed use retail based assets in major urban markets. As of the publication of this report, the Company’s share of private directly held investments is approx. 38% of its assets value (expanded solo) compared to 32% on December 31, 2017.

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●	Real estate acquisitions for the Company and its wholly-owned subsidiaries during the quarter and as of the publication of this report totaled NIS 422 million (US $116 million):

Asset	Location	Acquisition Date	Cost (local currency, million)		Cost (million ILS)		Population 3 miles (5km)	Avg. Household Income in 3 miles (5km)
The Edge	Brooklyn, NY	02/07/2018		$47		173	1,250,000		$100K
Neve Gan (land)	Ramat Hasharon, Israel	23/07/2018	ILS	30		30	486,197	NIS	151K
Savyon Shopping Center and Land	Savyon, Israel	05/09/2018	ILS	117		117	515,543	NIS	150K
Iconic Chen Movie Theather & Leumi Bank (1)	Dizengoff St., Tel Aviv	October 2018	ILS	102		102	541,421	NIS	135K
Total Investment					ILS	422

(1) The deal with Leumi Bank is Subject to conditions.

●	In October, Atrium, the Company’s consolidated subsidiary, acquired Wars Sawa Junior, a high street retail asset in the heart of Warsaw, Poland, with a gross leasable area of 26,000 sqm for a total of €301.5 million (NIS 1.27 billion).

●	During the quarter, the Company and its consolidated subsidiaries divested assets for a total of NIS 467 million (US$ 129 million):

Asset	Location	Completion	Cost (local currency, million)	Cost (million ILS)		Population 3 miles	Avg. Household Income
Atrium Military	Romania	July 2018	€95	ILS	401	110K	ILS	30,587
4 Assets in Hungary		July 2018	€12	ILS	49	220K	ILS	43,002
Glasshuspassasjen	Bodø, Norway	July 2018	€4	ILS	17	44K	ILS	125,334
Total Divestment in the quarter			111		467

In the quarter and as of the publication of this report, the Company completed development and redevelopment projects of approx. 59,000 sqm (Gazit’s share is approx. 36,000 sqm):

Project	Location	GLA (sqm)	Subsidiary
Molndal Galleria	Gothenburg, Sweden	24,000	Citycon
Mais - Expansion	Sao Paulo, Brazil	8,759	Gazit Brasil
Atrium Targowek	Warsaw, Poland	8,600	Atrium
Atrium Promenada - Phase 2	Warsaw, Poland	13,200	Atrium
Atrium Reduta	Warsaw, Poland	4,200	Atrium
Total		58,759
Gazit’s Share (1)		35,809

(1) Gazit’s share -  Atrium 60.1% and Cutycon 47.6%.

Additionally, as of September 30, 2018, the Company and its consolidated subsidiaries (i.e. excluding First Capital Realty) have ongoing development and redevelopment projects of approx. 90,000 sqm (Gazit’s share is approx. 55,000 sqm).

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Acquisition, Development, Redevelopment and Capital Recycling Activities:

●	As of September 30, 2018, the Company and its consolidated subsidiaries (excluding First Capital) has a property under development in Espoo, the greater Helsinki area in Finland, Lippulaiva, with a gross leasable area (GLA) of 44,000 square meters and a total investment of NIS 906 million (US$ 250 million); it is expected to be completed in the third quarter of 2021, and as of September 30, 2018, NIS 291 million (US$ 80 million) has been invested. In addition, the Company has property in Tel Aviv, Israel, with a gross leasable area (GLA) of 2,000 square meters and a total investment of NIS 112 million (US$ 31 million); it is expected to be completed in the fourth quarter of 2019, and as of September 30, 2018, NIS 93 million (US$ 26 million) has been invested.

In addition, the Company and its consolidated subsidiaries has a property under redevelopment, in Warsaw, Poland, with a total GLA of 35,000 square meters and a total investment of NIS 733 million (US$ 202 million); as of September 30, 2018, NIS 590 million (US$ 163 million) has been invested and as of the publication of this report three of the projects with a GLA of 26,000 square meters opened as described above.

In addition, the company is expanding a part of G City in Rishon Lezion, Israel, with a total GLA of 13,000 square meters and a total investment of NIS 165 million (US$ 45 million); as of September 30, 2018, NIS 87 million (US$ 24 million) has already been invested.

●	Same property sales in Brazil and Israel rose 12.0% and 2.5% in the quarter, compared to the comparable quarter in the prior year, respectively. Same property sales in Brazil and Israel rose 9.7% and 3.5% in the period, compared to the comparable period in the prior year, respectively.

●	The net fair value loss of investment property and investment property under development in the quarter was NIS 105 million (US$ 29 million), compared to a fair value loss of NIS 101 million (US$ 28 million) in the same quarter in 2017. The net fair value loss of investment property and investment property under development in the period was NIS 182 million (US$ 50 million) compared to a fair value loss of NIS 57 million (US$ 16 million) in the same period in 2017. The loss is primarily due to devaluations in Northern Europe non-core assets which were partially offset by revaluation gain in Germany.

Financials

●	Adjusted net income[1] in the quarter totaled NIS 99 (US$ 27 million). Adjusted net income[1] in the period totaled NIS 333 (US$ 92 million). Net Income attributable to shareholders in the quarter totaled NIS 1 million (US$ 0.3 million), or NIS 0.01 per diluted share, compared to a loss of NIS 185 million (US$ 51 million), or NIS 0.95 per diluted share (US$ 0.26 per share) in the same quarter in 2017. The increase in net income attributable to shareholders in the quarter is due to a lower finance expenses of approximately NIS 64 million (US$ 18 million), a lower tax expenses of approximately NIS 66 million (US$ 18 million) and a decrease in the general and administrative costs of approximately NIS 19 million (US$ 5 million). Loss attributable to shareholders in the period totaled NIS 413 million (US$ 114 million), or NIS 2.16 per diluted share (US$ 0.60), compared to a loss of NIS 90 million (US$ 25 million), or NIS 0.49 per diluted share (US$ 0.13 per share) in the same period in 2017.

●	As of September 30, 2018, the Group had cash, cash equivalent and unused revolving credit facilities in the aggregate amount of NIS 8.2 billion (US$ 2.3 billion), of which NIS 4.0 billion (US$ 1.1 billion) was at the Company level and its wholly owned subsidiaries. In addition, First Capital had cash, cash equivalent and unused revolving credit facilities in the aggregate amount of NIS 1.6 billion (US$ 440 million).

●	The average annual interest rate (expanded solo) as of September 30, 2018 was 4.1%, compared to 4.8% as on September 30, 2017.

●	On September 3, 2018 the Company completed a public offering of its existing Series M debentures in Israel. The total gross proceeds from the offering were approximately NIS 411 million (approximately US$ 114 million). The debentures were offered at a price of NIS 1,040 for NIS 1,000 par value, representing an annual yield to maturity of 2.49% (Israeli-CPI adjusted).

1 Net Income adjusted for impact of derivatives, changes in the fair value of Regency shares, net of tax, changes in fair value of investment property, indexation and loss from early repayments of debentures.

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●	The Company repurchased in the quarter its series 4 and series 10 debentures for a total consideration of approximately NIS 1,041 million (US$ 287 million) with an average coupon of 5.9%.

●	The weighted average loan maturity in the Company and its wholly owned subsidiaries as of the date of publication increased to 4.6 years compared to 4.1 years on June 30, 2018.

●	In the period the Company and its wholly owned subsidiaries released unencumbered assets in the aggregate amount of NIS 1.5 billion (US$ 413 million) and as of September 30, 2018 the Company and its wholly owned subsidiaries have unencumbered assets in the amount of NIS 5.1 billion (US$ 1.4 billion) which comprises approximately 74% of the Company’s and its wholly owned subsidiaries’ properties.

●	The Company will distribute a quarterly cash dividend of NIS 0.38 per share, payable on January 2, 2019 to shareholders of record as of December 17, 2018.

Subsequent Events

●	On October 22, 2018 the Company completed a public offering of its existing Series M debentures in Israel. The total gross proceeds from the offering were approximately NIS 549 million (approximately US$ 150 million). The debentures were offered at a price of NIS 1,025 for NIS 1,000 par value, representing an annual yield to maturity of 2.79% (Israeli-CPI adjusted).

Economic FFO guidance

The Company as many other real estate companies in North America and Europe, presents FFO guidance.

The purpose of the Company’s guidance is to disclose Management’s view as to the expected financial and operating performance of the Company.

Presented below is the 2018 guidance, which is based on publicly available information and Management’s assessments, including the FFO guidance of public investees, where published, and on assumptions:

●	Exchange and interest rates known as of September 30, 2018.

●	No significant investments, acquisitions or disposals, other than development work.

●	No material unexpected events in the business.

	1-9/18 Actual	7-9/18 Actual	2017 Actual	Previous 2018 Guidance	Updated 2018 Guidance
Economic FFO (NIS in million)	516	173	698	689-700	690-699
Economic FFO per share (NIS)	2.67	0.90	3.58	3.57-3.63	3.58-3.62

ACCOUNTING AND OTHER DISCLOSURES

References to the “Group” relate to Gazit-Globe’s consolidated statements. References to the “Company” relate to Gazit-Globe’s stand-alone financial statements. Unless otherwise stated, financial information included in this press release relates to the “Group”.

The Company believes that publication of FFO, which is computed according to EPRA guidance, more correctly reflects the operating results of the Company, since the Company’s financial statements are prepared in line with IFRS. In addition, publication of FFO provides a better basis for the comparison of the Company’s operating results in a particular period with those of previous periods and also provides a uniform financial measure for comparing the Company’s operating results with those published by other European real estate companies.

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In addition, pursuant to the investment property guideline issued by the Israel Securities Authority in January 2011, FFO is to be presented in the “Description of the Company’s Business” section of the annual report of investment property companies on the basis of the EPRA criteria. As clarified in the EPRA and NAREIT position papers, the EPRA Earnings and the FFO measures do not represent cash flows from operating activities according to generally accepted accounting principles, nor do they reflect the cash held by a company or its ability to distribute that cash, and they are not a substitute for the reported net income. Furthermore, it is clarified that these measures are not audited by the Company’s independent auditors.

CONFERENCE CALL/WEB CAST INFORMATION

Gazit Globe will host a conference call and webcast in English on Tuesday, November 20, 2018 at 5:00 pm Israel Time / 10:00 am US Eastern Time, to review the 3rd quarter ended September 30, 2018 financial results. Shareholders, analysts and other interested parties can access the conference call by dialing: United States 1 888 407 2553, Canada 1 866 485 2399, United Kingdom 0 800 917 9141, Brazil 0 800 764 6063, International / Israel +972 3 9180650

A presentation and replay of the call will be available on the company’s website under “Investor Relations” at: www.gazitglobe.com

Webcast link: http://veidan-stream.com/gazitglobeq3-2018.html

About Gazit Globe

Gazit Globe is a leading global real estate company focused on the ownership, management and development of retail and mixed use properties in North America, Brazil, Israel, northern, central and Eastern Europe, located in urban growth markets. Gazit Globe is listed on the New York Stock Exchange (NYSE: GZT) and the Tel Aviv Stock Exchange (TASE: GZT) and is included in the TA-35 index in Israel. As of September 30, 2018, Gazit Globe owns and operates 101 properties, with a gross leasable area of approximately 2.5 million square meters and a total value of approximately NIS 38.6 billion. In addition, As of September 30, 2018, Gazit Globe owned 31.3% of First Capital Realty Inc.

FOR ADDITIONAL INFORMATION

A comprehensive copy of the Company’s financial report is available on Gazit Globe website at www.gazitglobe.com

Investors Contact: IR@gazitgroup.com, Media Contact: PR@gazitgroup.com

Gazit Globe Headquarters, Tel-Aviv, Israel, Tel: +972 3 6948000

FORWARD LOOKING STATEMENTS

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

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